KINGSWAY FINANCIAL SERVICES INC.
45 Saint Clair Avenue West, Suite 400, Toronto, Ontario M4V1K9 (416) 848-1171 Fax: (416) 850-5439

July 12, 2018

Mr. Mark Brunhofer
Mr. Jim Rosenberg
Division of Corporation Finance
Office of Healthcare & Insurance
Securities and Exchange Commission
Washington, D.C. 20549

Re:    Kingsway Financial Services Inc.
Form 10-K for Fiscal Year Ended December 31, 2017
Filed March 16, 2018
Form 8-K Dated February 20, 2018
Filed February 20, 2018
File No. 001-15204

Dear Mr. Brunhofer and Mr. Rosenberg:

Kingsway Financial Services Inc. (the “Company”) has received and reviewed your letter dated June 27, 2018, regarding the Commission’s review of the above mentioned filings and has submitted its response below.

Form 10-K for the Fiscal Year Ended December 31, 2017
Notes to Consolidated Financial Statements
Note 13: Unpaid Loss and Loss Adjustment Expenses
(a) Property & Casualty, page 85

Comment:

1. Please refer to your response to our prior comment 4. The disruption within the claims staff and the closing of claims that occurred in 2016 appears to have resulted in the misuse of facts that existed at the time the December 31, 2016 financial statements were prepared, which resulted in property and casualty loss and loss adjustment expenses not being properly recorded in the year ended December 31, 2016. As such, please tell us why restatement of the your financial statements in accordance with ASC 250-10-45 is not necessary.

Company’s Response:

As described in our response of May 23, 2018, the loss of senior claim leadership and core adjusters caused a significant disruption for accident year 2016 losses; however, a new senior claim team with extensive non-standard automobile experience was hired in October 2016, after which approximately 40% of the claim staff were replaced with experienced non-standard automobile managers and claim adjusters. We do not believe this represents a misuse of facts at the time the December 31, 2016 financial statements were prepared because the Company believes that specific facts upon which the Company estimated its provision for loss and loss adjustment expenses in its financial statements as of and at December 31, 2017 were not specifically knowable at the time the Company prepared its financial statements as of and at December 31, 2016. The new facts developed over time as claims were adjudicated throughout 2017 by the new claim management team and staff. Furthermore, the Company engages an external reserving actuary each year, including for the years ended December 31, 2016 and December 31, 2017, and records its provision for loss and loss adjustment expenses each period consistent with the findings of its external reserving actuary. While the Company acknowledges that it is ultimately responsible for what is reported in its financial statements, the changes to its provision for loss and loss adjustment expenses reported in its consolidated statement of operations for the year ended December 31, 2017 reflected the changes to estimates in the reports delivered by its external reserving actuary.

ASC 250-10-20 defines a change in accounting estimate as:

“A change that has the effect of adjusting the carrying amount of an existing asset or liability or altering the subsequent accounting for existing or future assets or liabilities. A change in accounting estimate is a necessary consequence of the assessment, in conjunction with the periodic presentation of financial statements, of the present status and expected future benefits and obligations associated with assets and liabilities. Changes in accounting estimates result from new information.”

The Company has always identified the provision for unpaid loss and loss adjustment expenses as one of its critical accounting estimates in CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS in its Management’s Discussion and Analysis. The Company believes that the changes to its provision for unpaid loss and loss adjustment expenses resulting from new facts developed over time as claims were adjudicated throughout 2017 by the new claim management team and staff are consistent with the definition of a change in accounting estimate. In accordance with ASC 250-10-45-17, a change in accounting estimate shall not be accounted for by restating or retrospectively adjusting amounts reported in financial statements of prior periods or by reporting pro forma amounts for prior periods.

Comment:

2. Please refer to your response to our prior comment 5. Represent to us that in your future filings, assuming disclosures pursuant to ASC 944-40-50 are applicable to you, you will include separate incurred and paid loss development tables for liability coverage versus for physical damage coverage related to non-standard automobile insurance as depicted in your response. In this regard, liability coverage appears to have significantly different characteristics than damage coverage. Refer to ASC 944-40-50-4H.

Company’s Response:

The Company represents that in future periodic filings beginning with the Company’s Annual Report on Form 10-K for the year ended December 31, 2018, the Company will include separate incurred and paid loss development tables for liability coverage versus for physical damage coverage related to non-standard automobile insurance, assuming the disclosures pursuant to ASC 944-40-50 continue to be applicable to us.

(b) Vehicle Service Agreements, page 88

Comment:

3. We acknowledge your response to prior comment 6 and have the following additional comments:

•
Please clarify for us whether you intend to continue to characterize the table you present on page 88 and the liability account on your balance sheet as a liability for vehicle service agreement unpaid loss and loss adjustment expenses (L&LAE) when you indicate in your response that only an insignificant component relates to unpaid L&LAE. If so, please explain why.

•	As it appears from your response that third-party insurers bear the insurance risk for your vehicle service agreement, clarify for us whether you are an agent on their behalf. If so:

◦	Tell us how the claims paid on the insurers behalf are presented in your statements of operations;

◦	Explain whether you are the principal or agent for the claims payments;

◦	Explain whether the $2,779,000 liability recorded at December 31, 2018 is essentially incremental deferred service fees; and

◦	Provide us proposed disclosure for your Business section that clearly indicates that third-party insurers bear the risk of loss.

•
Explain to us why the tables you provide on the 13th page of your response that present a deferred service fee liability of $40,029,000 million at December 31, 2017 is greater than the $39,741,000 amount presented on your balance sheet.

Company’s Response:

In response to your first comment, the Company does not intend to continue to characterize the table presented on page 88 and the liability account on our balance sheet as a liability for vehicle service agreement unpaid loss and loss adjustment expenses. Since the provision for unpaid loss and loss adjustment expenses related to vehicle service agreements is immaterial, the Company intends to report this liability on the “accrued expenses and other liabilities” line of our consolidated balance sheets in future periodic filings no later than the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2018. Had we followed this approach at December 31, 2017, a provision for unpaid loss and loss adjustment expenses related to vehicle service agreements of $263,000 would have been reported on the accrued expenses and other liabilities line of the consolidated balance sheet.

In response to your second comment, third-party insurers do not bear the insurance risk for our vehicle service agreements. The Company is not an agent for third-party insurers on our vehicle service agreements. The Company has responsibility for the insurance risk and meeting contractual obligations to reimburse our vehicle service agreement contract holders for covered automobile mechanical breakdown claims. To meet statutory and regulatory requirements, the Company has a commercial liability insurance policy with a third-party insurer, which is required to perform only in the event the Company is not able to perform its contractual obligations to its contract holders.

In response to your third comment, the deferred service fee liability of $39,741,000 presented on our December 31, 2017 consolidated balance sheet represented the liability for the entire Extended Warranty segment. Of this amount, $37,513,000 represented the deferred service fee liability for vehicle service agreements and $2,228,000 represented the deferred service fee liability for the remainder of the Extended Warranty segment. The December 31, 2017 consolidated balance sheet also included unpaid loss and loss adjustment expenses related to vehicle service agreements of $2,779,000. The sum of $37,513,000 and $2,779,000, or $40,292,000, which is the amount shown in the table in our response to prior comment 6, represents the total liability on our consolidated balance sheet at December 31, 2017 related to vehicle service agreements. It is the proposed re-characterization of the $2,779,000 that explains the observation raised by you in your third comment. Under our new approach, the Company proposes that of this total liability related to vehicle service agreements, $40,029,000 would have been presented as deferred services fees for vehicle service agreements and $263,000, representing the amount of the provision for unpaid loss and loss adjustment expenses for vehicle service agreements not re-characterized to deferred service fees, would have been presented as a component of accrued expenses and other liabilities in our consolidated balance sheet at December 31, 2017. Using this approach, we would then have also presented $2,228,000 as other deferred service fees in our consolidated sheet at December 31, 2017.

Form 8-K Dated February 20, 2018
Exhibits

Comment:

4. We acknowledge your response to prior comment 10. Please represent to us that you will revise future earnings releases furnished on Forms 8-K to reflect the following:

•	To present the order of the reconciliations from the most comparable GAAP amount to the non-GAAP amount consistent with the presentation in your response;

•	To remove the double negative in your non-GAAP adjustments presented in the reconciliations in your response (i.e., additions to the GAAP amount should not be presented in brackets); and

•
Remove the non-GAAP reconciling item that adds back your corporate expenses from your "adjusted operating loss" as they are normal, recurring, cash operating expense necessary to operate your business as stipulated in CDI 100.01 on Non-GAAP Financial Measures.

Company’s Response:

The Company represents that in future earnings releases furnished on Form 8-K beginning with the Company’s earnings release for the second quarter ended June 30, 2018, the Company will:

•	Present the order of the reconciliations from the most comparable GAAP amount to the non-GAAP amount consistent with the presentation in our response from May 23, 2018;

•	Remove the double negative in our non-GAAP adjustments presented in the reconciliations in our response from May 23, 2018; and

•	Remove the non-GAAP reconciling item that adds back our corporate expenses from our "adjusted operating loss" as they are normal, recurring, cash operating expense necessary to operate our business.

Form 10-Q for the Quarterly Period Ended March 31, 2018
Notes to Consolidated Financial Statements
Note 12: Revenue From Contracts With Customers, page 19

Comment:

5. Please refer to your response to prior comment 2 and address the following:

•
Although you represent in your response that Trinity acts as an agent on behalf of third-party insurance companies that underwrite and guaranty the relevant warranty contracts, it appears from your disclosure in the third paragraph of the Extended Warranty Products section on page 8 of your 2017 Form 10-K that the warranty contract is an agreement between Trinity and the purchaser of the relevant equipment. Please provide us proposed revised disclosure to be included in future filings that removes the implication that Trinity underwrites the warranty products.

•
For warranty products where you earn both sales commissions and ongoing service fees, please tell us how you allocate the relevant transaction price to the underlying performance obligations under ASC Topic 606 and reference for us the authoritative literature you relied upon to support your accounting.

Company’s Response:

In response to your first comment, in future periodic filings beginning with the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2018, the Company proposes the following enhanced disclosure to what it presented in the third paragraph of the Extended Warranty Products section on page 8 of its 2017 Form 10-K in order to clarify that Trinity acts as an agent on behalf of third-party insurance companies that underwrite and guaranty the relevant warranty contracts:

Trinity sells HVAC, standby generator, commercial LED lighting and refrigeration warranty products and provides equipment breakdown and maintenance support services to companies across the United States. As a seller of warranty products, Trinity markets and administers product warranty contracts for certain new and used products in the HVAC, standby generator, commercial LED lighting and refrigeration industries throughout the United States. Trinity acts as an agent on behalf of the third-party insurance companies that underwrite and guaranty these warranty contracts. Trinity does not guaranty the performance underlying the warranty contracts it sells. As a provider of equipment breakdown and maintenance support services, Trinity acts as a single point of contact to its clients for both certain equipment breakdowns and scheduled maintenance of equipment. Trinity will provide such repair and breakdown services by contracting with certain HVAC providers.

In response to your second comment, the Company notes that in its response to prior comment 2, it stated that (i) Trinity retains a commission from each warranty contract it sells. At the time a warranty contract is sold, Trinity’s obligation with respect to earning the warranty contract commission is complete. Trinity has no service obligation that continues beyond the completion of the sale of the warranty contract; and (ii) PWSC retains a commission from each home warranty contract it sells. At the time a home warranty contract is sold, PWSC’s obligation with respect to earning the warranty contract commission is complete. Any other service component that PWSC may have to either the home builder or the third-party insurance company is covered under separate contracts from the one governing the earning of agent commissions from the sale of home warranty contracts issued by a third-party insurance company. As a result, the Company does not sell any warranty products on which it earns both sales commissions and ongoing service fees.

Note 21: Subsequent Event, page 29

Comment:

6. Regarding the letter of intent to sell your Insurance Underwriting Segment in which you expect to incur a loss of approximately $8.5 million upon its sale expected to close in the third quarter of 2018, please provide us your computation of the $8.5 million loss and tell us why it is not indicative of any asset impairments and/or any unfavorable loss reserve development associated with the Insurance Underwriting Segment before the third quarter 2018.

Company’s Response:

The estimated loss of $8.5 million disclosed in the subsequent event footnote of our Form 10-Q for the period ended March 31, 2018 is equal to the March 31, 2018 statutory surplus of Mendota Insurance Company and its wholly owned subsidiaries of $29.1 million, which represented the Company’s best estimate at the time of the final purchase price, less the GAAP carrying value of Mendota Insurance Company and its wholly owned subsidiaries at March 31, 2018 of $37.6 million.

At March 31, 2018, Mendota Insurance Company and its subsidiaries, Mendakota Casualty Company and Mendakota Insurance Company (collectively, “Mendota”), did not meet the criteria to be classified as held for sale and there was no indication of any asset impairments at the balance sheet date. During the second quarter of 2018, Mendota met the criteria for classification as held for sale. In our Form 10-Q for the period ended June 30, 2018, Mendota will be classified as held for sale and its results of operations for current and prior periods will be reported as discontinued operations. Additionally, the Company intends to record an estimated loss on disposal during the second quarter of 2018, in accordance with ASC 205-20-45-3C. This estimated loss will be based upon the GAAP carrying value of Mendota at June 30, 2018 and the terms of the definitive purchase agreement as of the time the Company reports its consolidated results of operations for the second quarter of 2018. At March 31 and June 30, 2018, the Company carried an indefinite life intangible for insurance licenses in the amount of $7.6 million that was reflected in the Company’s GAAP carrying value of Mendota. The estimated loss on disposal that the Company will report in its consolidated results of operations for the second quarter of 2018 will result primarily from the write-down of this intangible asset.

Please contact me at 847-871-6416 if you have any additional questions or need further clarification.

Sincerely,

/s/ William A. Hickey, Jr.
William A. Hickey, Jr.
Executive Vice President and Chief Financial Officer